SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

CNH GLOBAL N.V.

Form 6-K for the month of December 2012

As contemplated by that certain Merger Agreement, dated as of November 25, 2012, by and among Fiat Industrial S.p.A. (“Fiat Industrial”), Fiat Netherlands Holding N.V., CNH Global N.V. (“CNH”) and FI CBM Holdings N.V., on December 11, 2012, Exor S.p.A. (“Exor”) entered into an agreement with CNH (the “Voting Agreement”), pursuant to which Exor committed to vote all of its shares of Fiat Industrial in favor of the previously announced business combination of Fiat Industrial and CNH. The Voting Agreement will terminate upon approval of the merger resolutions by the shareholders of CNH and Fiat Industrial.

List of Exhibits:

Exhibit 99.1	Voting Agreement, dated December 11, 2012, by and between Exor S.p.A. and CNH Global N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

December 12, 2012

December 11, 2012

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, Illinois 60527-7111

Gentlemen:

We understand that Fiat Industrial S.p.A. (the “Company”), an Italian joint stock company (Società per Azioni), CNH Global N.V. (“CNH”), a Dutch public limited liability company (naamloze vennootschap), Fiat Netherlands Holding, N.V. (“FNH”), a Dutch public limited liability company (naamloze vennootschap), and FI CBM Holdings N.V. (“DutchCo”), a Dutch public limited liability company (naamloze vennootschap), have entered into a Merger Agreement, dated as of November 25, 2012 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions contemplated therein, FNH will merge with and into the Company and the Company and CNH will each merge with and into DutchCo. The merger of FNH with and into the Company and the merger of the Company with and into DutchCo (the “Mergers”) will require the approval of the shareholders of the Company. The Shareholder (as defined below) owns [333,159,883] of the ordinary shares, par value €1.57 per share (the “Ordinary Shares”) of the Company. The terms of the Merger Agreement have been made public on CNH’s website pursuant to applicable law. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Merger Agreement.

(a) Agreement to vote. At any shareholders’ meeting of the Company (or any adjournment thereof) at which the Merger Agreement or any of the Mergers are presented for approval, Exor S.p.A. (the “Shareholder”), upon CNH’s request, undertakes to (x) appear at such meeting (in person or by proxy) or otherwise cause all Total Shares (as defined below) to be counted as present for purposes of determining a quorum; and (y) vote (or cause to be voted), all Total Shares (i) in favor of the Merger Agreement and the Mergers and (ii) against any action or proposal that would render the approval of the Merger Agreement and the Mergers invalid or ineffective. For purposes of this letter, “Total Shares” shall mean those Ordinary Shares of the Company that the Shareholder owns of record as of the date used for determining the holders of Ordinary Shares entitled to vote at such meeting together with any other Ordinary Shares that the Shareholder will have the power to vote at such meeting. For the avoidance of doubt, the Shareholder need not vote its shares in favor of the Merger if the Company has received an FI Expert Report that includes an unfavorable conclusion with respect to the fairness of the FI Exchange Ratio taking into account the impact of the Mergers, including the CNH Exchange Ratio, until such time as Reconta Ernst & Young S.p.A., or such other independent auditing firm as designated by the Company with the consent of CNH, has advised the Company that it will provide a favorable report.

(b) No ownership interest; no acting in concert. Nothing contained in this letter agreement shall be deemed to vest in CNH or any other person any direct or indirect ownership in, or incident of ownership of or with respect to, any Total Shares. All rights, ownership and economic benefits of and relating to the Total Shares shall remain vested in and belong to the Shareholder. Nothing contained in this letter agreement shall be construed to mean that the parties are acting in concert, are “concert parties”, or have formed a “group” for any purposes, including for purposes of Italian, Dutch or U.S. securities laws, with respect to the holding of Company ordinary shares or otherwise. The terms of this letter agreement will be disclosed in accordance with applicable law.

(c) Counterparts. This letter agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(d) Amendments. This letter agreement may be amended by the parties at any time before the Shareholder Approvals. This letter agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

(e) Governing law and jurisdiction. This letter agreement will be governed by, and construed in accordance with, the laws of The Netherlands. The courts of Amsterdam, The Netherlands shall have exclusive jurisdiction to settle any disputes arising out of or in connection with this letter agreement and, for such purpose, the Shareholder and CNH each irrevocably and unconditionally submit to the jurisdiction of such courts.

(f) Termination. This letter agreement shall terminate upon the receipt of the Shareholder Approvals or, if earlier, immediately upon any termination of the Merger Agreement in accordance with its terms.

(g) Actions by CNH. CNH shall not exercise any right, grant any consent or otherwise take any action under this letter agreement without the express direction of a majority of the unconflicted members of the Board of Directors of CNH eligible to vote on such matter in accordance with the Dutch Corporate Governance Code.

[Signature page follows.]

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If the foregoing correctly sets forth our agreement, please sign and return one copy of this letter agreement to the undersigned, whereupon this letter agreement shall constitute a binding agreement among the parties with respect to the matters set forth herein.

Very truly yours,

EXOR S.P.A.

By:	/s/ John Elkann
	Name:	John Elkann
	Title:	Chairman and Chief Executive Officer

Accepted and agreed

as of the date first written above:

CNH GLOBAL N.V.

By:	/s/ Thomas J. Colligan
	Name:	Thomas J. Colligan
	Title:	Authorized Person

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